Statement in re Computation of Ratios


                       RATIO OF EARNINGS TO FIXED CHARGES


                                                               Six Months Ended                      Year Ended
                                                                   June 30,                         December 31,
                                                          1999                   1998                   1998
                                                          ----                   ----                   ----
                                                                (in thousands)                     (in thousands)
Earnings:
Pre-tax income (loss)  (1)...................             (59)                     -                      -
Fixed charges ...............................           1,485                  1,300                  1,972
Earnings (loss) available for fixed charges .             (59)                     -                      -
Ratio of earnings to fixed charges (2).......         Note (3)               Note (3)               Note (3)

                  Fixed charges include interest expense on indebtedness, plus amortization of deferred financing costs.

                  (1) We are in the development stage and have not commenced our intended operations. The net loss is the result of general administrative expenses incurred prior to the opening of the Casino.

                  (2) For purposes of determining fixed charges, earnings (losses) are defined as earnings (loss) before income taxes plus fixed charges.

                  (3) Since we are in the development stage and have not commenced operations, our earnings were not sufficient to cover fixed charges by $1,544,000 and $1,300,000 for the six months ended June 30, 1999 and 1998, respectively, and $1,972,000 for the year ended December 31, 1998.